
                                                                  ------------------------
                                UNITED STATES                           PMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION          -------------------------
                            Washington, D.C. 20549                OMB NUMBER:  3235-0058
                                                                  Expires:  May 31, 1997
                                 FORM 12b-25                      Estimated average burden
                                                                  hours per response..2.50
                          NOTIFICATION OF LATE FILING             -------------------------

(Check One)  X Form 10-K     Form 20-F    Form 11-K     Form 10-Q    Form N-SAR
            --            --          ---            --           --
                 For Period Ended: December 31, 1997                            --------------------------
                 [--]     Transition Report on Form 10-K                            SEC FILE NUMBER
                 [  ]     Transition Report on Form 20-F                         0-11656
                 [  ]     Transition Report on Form 11-K                         -------------------------
                 [  ]     Transition Report on Form 10-Q                            CUSIP NUMBER
                 [  ]     Transition Report on Form N-SAR                        95058J    10 9
                 For the Transition Period Ended: _______________________       --------------------------

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Wendt-Bristol Health Services Corp.
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Full Name of Registrant

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Former Name if Applicable

Two Nationwide Plaza, Suite 760
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Address of Principal Executive Office (STREET AND NUMBER)

Columbus, OH  43215
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City, State and Zip Code



PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 __      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-Q, N-SAR, or the transition report or portion therefo, could not be filed within the prescribed time period.

Registrant has a limited number of financial and accounting personnel. Significant priority time has been devoted in recent weeks to, among other issues, the following matters:

     (a) Preparation and audit of two subsidiaries' annual reports to the U.S. Department of HUD.

     (b)   Preparation of Medicaid cost reports for three nursing homes.

     (c) Finalizing the details of the transfer of operations and collection of the proceeds related to the December 31, 1997 sale of the two nursing homes mentioned in (A) above. Disclosure will be included in the Form 10-K.

     (d) Completion of the audit pertaining to the recognition of gain arising in the sale of the afore-mentioned two nursing home.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         CHARLES R. CICERCHI              614                221-6000
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
          X  Yes      No
         ---      ---
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X    Yes      No
                                       --         --

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


RESPONSE:

           The preliminary pre-tax gain on the December 31, 1997 sale of two nursing homes approximates $1,800,000. As indicated in Part III (d) above, audit of the details of the transaction is incomplete at this time.


             THE WENDT-BRISTOL HEALTH SERVICES CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 30, 1998                  By /s/ Charles R. Cicerchi
    -------------------------          ----------------------------------------
                                       Charles R. Cicerchi, * Vice-President
                                          Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form. *(Principal Financial and Accounting Officer)

                                   ATTENTION
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).